Mail Stop 6010   March 26, 2009

James J. Tanous, Esquire
Executive Vice President, General Counsel and Secretary
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

Re: Erie Indemnity Company
Preliminary information statement filed March 16, 2009
File No. 000-24000

Dear Mr. Tanous:

        We have completed our review of your preliminary information statement and
related filings and have no further comments at this time.

                                              Sincerely,

                                              Jeffrey Riedler
                                              Assistant Director

cc: Michael C. Donlon, Esq.
    Jaeckle Fleischmann & Mugel LLP
    12 Fountain Plaza
    Buffalo, New York 14202-2292